UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Mark one)

☒ Annual report pursuant to section 15 (d) of the Securities Exchange

Act of 1934 for the fiscal year ended December 31, 2002

OR

☐ Transition report pursuant to section 15 (d) of the Securities

                        Exchange Act of 1934 for the transition period from              to

Commission File Number 0-121

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke & Soffa Industries, Inc.

2101 Blair Mill Road

Willow Grove, PA 19090

Telephone Number: (215) 784 6000

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

December 31, 2001 and 2002

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Kulicke and Soffa Industries, Inc. Incentive Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

Philadelphia, PA

June 30, 2003

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2002

	December 31,
	2001	2002
Assets:
Investments, at fair value:
Equity funds	$26,858,780	$26,026,678
Fixed income funds	3,054,304	4,593,434
Kulicke and Soffa Industries, Inc. common stock	14,657,298	7,945,973
Money market funds	3,944,113	8,520,984
Participant loans	934,727	1,388,244

Total investments	49,449,222	48,475,313
Due from broker for securities sold	356	—

Net assets available for benefits	$49,449,578	$48,475,313

The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002

	2001	2002
Additions:
Investment income:
Interest and dividends	$523,812	$631,945
Net depreciation in fair value of investments	(294,881)	(19,772,558)

	228,931	(19,140,613)

Contributions:
Employer	2,019,824	2,822,608
Participant	3,828,966	6,323,377

	5,848,790	9,145,985

Transfer in from Semitec Plan (Note 8)	619,128	—
Transfer in from Cerprobe Corporation Plan (Note 8)	—	8,642,790
Transfer in from Probe Technologies Corporation Plan (Note 8)	—	4,364,913
Transfer in from Flip Chip Plan (Note 8)	—	1,832,597

	619,128	14,840,300

Total additions	6,696,849	4,845,672

Deductions:
Benefit payments	4,450,605	5,644,544
Administrative and other fees	—	175,393

Total deductions	4,450,605	5,819,937

Net increase (decrease)	2,246,244	(974,265)
Net assets available for benefits:
Beginning of year	47,203,334	49,449,578

End of year	$49,449,578	$48,475,313

The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2002

1.      DESCRIPTION OF THE PLAN

The following description of the Kulicke & Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The plan is a defined contribution plan established on January 1, 1987 and most recently amended on October 1, 2001. Employees become eligible to participate upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute an amount up to 14% of their compensation, on a before-tax or after-tax basis, for the contribution period subject to IRS limitations. Effective January 1, 2001, the Company began making a matching contribution, on participant before-tax contributions up to 6% of compensation, in an amount equal to 50% for employees with less than fifteen years of service and 100% for employees with fifteen or more years of service. Prior to January 1, 2001, the Company made matching contributions on participant before-tax contributions of up to 6% of compensation, in an amount equal to 30% for employees with less than five years of service, 50% for employees with at least five years of service but less than fifteen and 100% for employees with fifteen or more years of service. Grandfathered matching contributions are additional matching contributions made to participants who had attained the age of 40 on or before December 31, 1995. The additional matching percentage allocated is 25% for participants ages 40-44, 50% for participants ages 45-54 and 75% for participants ages 55 or older. Also, upon beginning participation in the Plan, prior to October 2, 2001, the Company made a one time $500 initial (“Jump Start”) contribution for participants. This Jump-Start contribution was discontinued for employees who first became a participant in the plan on or after October 2, 2001.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants’ accounts is based on years of service. A participant becomes 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, 100% vested after 4 years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

Change of Trustee and Recordkeeping Responsibilities

The Company replaced Morgan Stanley Dean Witter Trust FSB as the Plan Trustee effective September 30, 2001 with Fidelity Management Trust Company as the Plan Trustee effective October 1, 2001. The recordkeeping responsibilities were changed effective October 1, 2001 to Fidelity Investments Institutional Operations Company, Inc.

2.      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2002

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded as expenses when they have been paid by the Plan.

Valuation of Investments

The Plan’s investments are stated at fair value, which has been determined using quoted market prices for these investments on the last trading day of the Plan year. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is accrued when earned.

3.      INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2001 and December 31, 2002 are separately identified at their fair values below.

	December 31, 2001	December 31, 2002
Fidelity Growth Company Fund	$13,736,509	$10,864,335
Retirement Money Market Portfolio	3,944,113	8,520,984
Kulicke & Soffa Industries, Inc. common stock	14,657,298	7,945,973
Spartan U.S. Equity Index Fund	4,482,223	3,635,558
Fidelity Ginnie Mae Fund	2,972,490	3,260,169
Fidelity Puritan Fund	—	2,896,077

The change in net depreciation in fair value of investments for the years ended December 31, 2001 and 2002 by class of investment is comprised of the following:

	December 31, 2001	December 31, 2002
Equity funds	$(5,589,739)	$(9,806,080)
Fixed income funds	17,874	111,208
Kulicke and Soffa Industries, Inc. common stock	5,276,984	(10,077,686)

	$(294,881)	$(19,772,558)

4.      PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to/from the investment fund from/to Participant Loan fund. A loan is collateralized by the balance in the participant’s vested accrued benefit and bears interest at a rate commensurate with market rates for similar loans, as defined (ranging from 4.80% to 10.50% for loans issued in the year ended December 31, 2001 and at 5.75% and 7.0% for loans issued in the year ended December 31, 2002). Participants are permitted to have up to two loans outstanding at any time.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2002

5.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

6.      INCOME TAXES

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

7.      FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. The forfeiture balance was $48,616 and $79,960 at December 31, 2001 and 2002, respectively. During the Plan year ended December 31, 2001, $178,240 was used from the forfeiture account and during the Plan year ended December 31, 2002, $158,967 was used from the forfeiture account.

8.      PLAN MERGER

Effective January 1, 2001, the plan covering the employees of Semitec, a wholly owned subsidiary of the Company was merged with and into the Plan. Approximately 150 participants and their assets, amounting to approximately $619,000 were transferred into the Plan. Effective January 1, 2002, the plans covering the employees of Cerprobe Corporation, Probe Technology Corporation and Flip Chip Technology, Inc., wholly owned subsidiaries of the Company, were merged with and into the Plan. Approximately 1070 participants and their assets, amounting to approximately $14.8 million were transferred into the Plan.

9.      RELATED PARTIES

Certain Plan assets were shares of mutual funds managed by Morgan Stanley Dean Witter Trust FSB and Fidelity Management Trust Company. Morgan Stanley was the trustee of the Plan through September 30, 2001. Fidelity was the trustee of the Plan from October 1, 2001 through December 31, 2002. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. Common Stock. Therefore, transactions in these investments qualified as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2002

10.    NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2001	December 31, 2002
Net Assets:
Common Stock	$430,016	$2,014,444

		Year Ended December 31, 2002
Changes in Net Assets:
Contributions		$2,748,543
Dividends		—
Net Depreciation		(647,678)
Benefits paid to participants		(28,755)
Transfers to participant-directed investments		(487,682)

		$1,584,428

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Identity of Issue, Borrower, lessor, or Similar party	Description of Investment Including maturity date, rate of interest Collateral, par or maturity value	Current Value

* Fidelity Growth Companies Fund	Equity Fund	$10,864,335

* Fidelity Retirement Money Market Fund	Money Market Fund	8,520,984

* Kulicke and Soffa Industries, Inc. Common Stock	Equity	7,945,973

* Spartan US Equity Index Fund	Equity Fund	3,635,558

* Fidelity Ginnie Mae Fund	Fixed Income Fund	3,260,169

* Fidelity Puritan Fund	Equity Fund	2,896,077

* Fidelity Equity Income Fund	Equity Fund	1,984,056

* Pimco Total Return Fund	Fixed Income Fund	1,333,265

* Fidelity Low Price Stock Fund	Equity Fund	1,282,745

* Fidelity Select Technology Fund	Equity Fund	1,257,670

* Janus Advisers Worldwide Fund	Equity Fund	1,086,895

* Fidelity Select Healthcare Fund	Equity Fund	869,398

* Fidelity Mid-Cap Stock Fund	Equity Fund	867,792

* Fidelity Dividend Growth Fund	Equity Fund	729,460

* Fidelity Small Cap Stock Fund	Equity Fund	465,762

* Fidelity Diversified International Fund	Equity Fund	86,930

* Participant Loans	4.80%—10.50%	1,388,244

		$48,475,313

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Kulicke & Soffa Industries, Inc.	Incentive Savings Plan

Date: July 31, 2003	By:	/s/ CLIFFORD G. SPRAGUE
Clifford G. Sprague Senior Vice President Chief Financial Officer (Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Accountants

32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002